

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2011

Via E-mail
Mr. William L. Harvey
Chief Financial Officer
Interval Leisure Group, Inc.
6262 Sunset Drive
Miami, FL 33143

RE: **Interval Leisure Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 9, 2011
File No. 1-34062

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Earnings Before Interest, Taxes, Depreciation and Amortization, page 46

1.   We note that your non-GAAP measure "EBITDA" includes adjustments to earnings in addition to adjustments for interest, taxes, depreciation, and amortization. Please revise the name of this non-GAAP measure in future filings to distinguish it from EBITDA.

Item 8. Financial Statements and Supplementary Data

Note 3 – Goodwill and Other Intangible Assets, page 75

2.   We note that you consider your two operating segments to also be your two reporting units. However, we note that you have 50 subsidiaries operating in 14 countries. Please

tell us how you determined that there are no components of your operating segments that should be considered reporting units under ASC 350-20-35-33 through 35-46.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant